Filed by Ecolab Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 13e-4(c) and 14a-12 under the Securities Exchange Act of 1934 Filer: Ecolab lnc. Subject Company: Ecolab lnc. SEC File No.: 001-09328 Transcript of a webcast hosted by Ecolab Inc. and held at 9:00 AM Central on March 25, 2020. Operator: Greetings and welcome to the Ecolab COVID-19 Update Conference Call. At this time, all participants are in listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded. It's now my pleasure to introduce your host, Mike Monahan. Please go ahead, sir. ... Michael J. Monahan Senior Vice President-External Relations, Ecolab, Inc. Thank you. Hello, everyone, and welcome to Ecolab's conference call. With me today is Doug Baker, Ecolab's Chairman and CEO; and Dan Schmechel, our Chief Financial Officer. A discussion of our results, along with our earnings release and the slides referencing our comments today are available on the Ecolab's website at ecolab.com/investor. Please take a moment to read the cautionary statements in these materials stating that this teleconference and the associated supplemental materials are forward-looking statements, and actual results could differ materially from those projected. Factors that could cause actual results to differ are described under our Risk Factors section in our most recent Form 10-K and in our posted materials. We also refer you to the supplemental information in our release. And now here is Doug Baker. ... Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Thank you, Mike. Good morning, everybody. I'm going to walk through a series of slides really to dimensionalize what we're seeing, what we're doing, how we're working to position ourselves as we move through this. We have a big difference that we can make and we're working hard to live up to both our obligation, responsibility, and potential. So, I'll open with the first slide, which is our 2020 outlook. As a part of the bond offering that we made last week, we reaffirmed our first quarter guidance. We also confirmed that we still do not have the ability to currently forecast the impact of COVID-19 on our 2020 results. Obviously, it's not going to be positive. It's going to be a net negative. But let me dimensionalize what we're seeing. First, COVID-19 – and I think we're all aware of this, but maybe not – is going to be the biggest event or impact event on the globe since World War II, both on a human health standpoint and on an economic standpoint. Importantly, the impact is asymmetrical both in human health, but here I'm talking economic for the short term. There's going to be record demand in some sectors. We're seeing it. I'll talk more about that. We're, obviously, seeing record demand destruction in others, but certainly there's no way this, in my mind, is going to be the end of days for either mankind or certainly for Ecolab. So if you look at Ecolab, our view is we are healthy, we are very well-positioned to help. We have a responsibility to do our part and I believe we're stepping up in the right way to do exactly that. Our positioning couldn't be more relevant. The positioning around safe food, clean water, healthy environment, our capabilities in this area, our ability to reach customers even in these times and help them in their unit as they're trying to work through very difficult circumstances is unparalleled. I think our advantage has become much clearer during these times and we're working to make sure that we utilize them in a way that best helps communities, customers, our team, and investors. So our goal is to make sure that people continue to think of Ecolab in the way that we want them to think of us, that we are a company people can count on in both good times and difficult times, and make sure we live up to our promise and do our part. So our issue is really not survival, which I'll talk about. It is how do we emerge from this even stronger as a team, as a business, and as a company. Our approach to do this really starts with continuing to make sure we support our customers in the safest way possible through this event. We're doing that by, first, protecting our people. We are putting out, like many companies, social distancing protocols, facility hygiene heightened protocols; you might imagine we had a fairly heightened standard before. We've raised it even further. Those on our team who worked in offices, we have asked to work from home, over 90% are doing so at this point. In our production facilities, we have 130 plants, 128 continue to run; at this point in time I had 129, but it's 128. We are separating shifts, i.e., creating gaps so that there's no overlap from one shift to another. They're not in the locker room or in a break area at the same time so that we make sure that we minimize people contact the best we can. We are separating lines and making sure that we isolate people as best we can, and ask for social distancing and heightened hygiene standards. In the field, we have asked no group settings, no meetings, obviously, but no group selling situations or group meetings. We'll do it virtually. When it comes to in-unit fixes, we also ask if we can do this virtually, do that first. But if we must go in there, there are a number of protocol standards that we've issued to enable our people to help customers in a way that really minimizes any risk for us individually. This enables us to protect our customers. Our field team is going to be absolutely critical. Our manufacturing team is absolutely critical. We need to maintain production, but we also have to maintain our ability to protect our customers, which I think we've done terrifically. At this point in time, we have field and tech support for our customers in every country we operate. Next, we've got to protect the company and I think we've taken a number of smart steps. We have a slide later on in the deck where we'll talk specifics around this. But certainly cash is king in these environments. We've done a number of steps to make sure that we have enough cash to move through, what I will call, ridiculously severe scenario in terms of market conditions, payment conditions, bad debt conditions, et cetera, and we are quite comfortable we can sail through virtually anything. Importantly, we've taken a number of steps around capital, which we've cut back dramatically, 50% at minimum. We've stopped all hiring weeks ago. We rescinded offers, which we've never done, and we've put in very stringent spending controls. All of this ultimately because what we would like to do is protect our full team as we go through this. It's a smart thing to do from the company standpoint, economically, culturally, and also from our ability to snap back and get back once this is over. If you look at end markets, which is slide 9, what we've tried to dimensionalize for you is there's obvious markets where demand is depressed. And so there's a lot of talk about what's going to happen in foodservice, what's going to happen in lodging, and the guess that we're going to have big depressed demand there is true. What's less obvious to people is there are a number of markets where we have increased demand. Our largest segment now is Food & Beverage manufacturers. It represents 20% of our sales when we factor in both our hygiene and water technologies. So it's a single biggest segment we compete in. It has got record demand at this point in time and we expect to have a very favorable year there. We still have 7.5 billion people on earth. They will continue to eat; they continue to desire safe food. We will continue to play extremely successfully in this market. Healthcare, Food Retail, Long Term Care, and other segments will also have increased demand as a consequence of COVID-19. There are a number of segments where you have, what we would call, low impact, i.e., Life Sciences. We expected double-digit growth in Life Sciences before COVID-19, and we expect double-digit growth in Life Sciences with COVID-19. So the demand really isn't being impacted one way or another, and there are other obvious categories in here which are listed on here, and then we have demand down. Certainly, Refineries' going to be impacted negatively as a consequence of less fuel demand, et cetera, and Full Service Restaurants and Lodging are probably two of the segments, like Cruise and some of the others, that are going to have the most significant demand destruction. But in total, categories with demand plus are around a third of our business, categories with depressed demand are about a third of our business, and then those in the middle a bit plus/minus as we look at this thing. But net, this will be a negative impact, because those with demand depression are going to be more significantly impacted than those with demand plus as we go through this. China is probably a good story in terms of illustrating how this will play out potentially in other markets. So, if you look at China, we had very strong demand going into this. It was, obviously, depressed and you a saw bottoming in February. During this period of time, we had huge depression in customer activity, both in institutional and industrial. China took a very aggressive stance and shut down of their economy during this period of time. And then you start seeing some return to normalcy. I will point out, March, April, and May are forecast, not actual; February is actual. We're quite confident in the March number, simply because we're so far through the month. But, obviously, April and May are what we believe will happen, but we don't know that they will happen. But the China team expects this type of return, if you will, in recovery. I will say historically, they're conservative, not progressive forecasters. Though we have started to see return of customer activity, I will say it does not snap back. It's moving back, but you had low demand in Lodging with 10% occupancy. We started seeing it move back to 20%. It did not snap from 80% to 10% back to 80%. It's going to be a longer recovery than that and we will expect the same in other markets. At the same time we see huge demand in a number of categories, particularly sanitizers, and not all this demand can be met by us. We've had 15x order demand on hand sanitizers. We have ramped up dramatically and we will continue to build capacity, but the world over has seen a huge step-up in hand sanitizer. Hand care is more in the 5x category, hard surface sanitizes more in the 3x. Our production team, our businesses are doing an unbelievable job in enhancing our production capabilities and we are working to meet all this demand. Hand sanitizer, we will not meet all that demand, but we have stepped it up. Currently we're nearing 5x and moving through that number as we go through. But we're taking a bunch of commercial actions.

The first, as I mentioned, is working to fully meet increased demand. So we've got this max plan in place for sanitizers, but we also have other businesses within like Life Sciences, Bioquell is a recent acquisition that we made that does vaporized hydrogen peroxide, which actually is a great program for decontaminating physical spaces. And so we're having huge step-up in demand for technologies like this, which aren't as well known by our investor base, but we're making sure it's well-known from our customer standpoint. There are a number of stories like this. We're also prioritizing where we have limitations on product, i.e., where we have to allocate we're prioritizing meeting existing customer needs first, which I think you would expect. Those who have counted on us and continue to count on us, we're going to work to make sure we meet the demand. We also do believe we're going to have capacity to go meet demand outside of that. We are putting together a health plan that we're calling for strategic targets. Strategic targets is a euphemism for customers that we have not heretofore successfully convinced that Ecolab is the right answer. We have big advantages in field capability and balance sheet versus our competition, and we want to utilize that to show these customers how we can help in bad times, as well as good, and we are really targeting handful of these customers as we go out there. So we're not just on defense. We are playing, I think, very smart offense. In addition, we are accelerating digital transformation efforts where we know they're going to translate into value-add for customers and reduce long-term cost for us, and this is smart money to spend. It is incorporated in our reduction of capital, but not all capital is created equal, not all spending's created equal, and we want to continue to invest in this area, because we know how important it is to us, one, to position our self even stronger as we come out and to enable us to become even more efficient long term as we progress also. And then finally, we've put in COVID stress reduction plans for our food service and hospitality customers, in particular we are temporarily reducing some fixed payment plans that we have. We will then extend agreements and do other things. These customers are in very difficult circumstances. They're important to us. They're going to go through stress whether we help or not. We can alleviate this. Most importantly, we want to help everybody we can have some daylight to get to the other side. I believe the new move by the federal government's going to go a long way towards doing that as well. And we're also then developing reopening packages by chain, making sure we utilize some service capability in the interim that we enable them to open quickly once they are able to reopen their doors. So we enter this in strong financial position. I think the finance team led by Dan has done a great job positioning us in the event that the unimaginable happens. So Dan will talk about the steps taken, and then I'll pick up after that. Dan? ... Daniel J. Schmechel Chief Financial Officer, Ecolab, Inc. Yeah, thanks very much, Doug, and good morning, everybody. So, on slide 13 I'll share a couple of perspectives on why we are so confident in our financial position going into what we're about to experience. The first is on the upper left hand side. So just some perspective on Ecolab's – this is pre-Nalco, of course – our free cash flow in response to the financial crisis. You can see that in 2008 we saw a dent in free cash flow, which quickly recovered, this in-line with what we've always said about Ecolab, which is look, this is a very, very resilient business model and a very, very resilient cash flow generator. Also showing in the upper left hand side this perspective on how strong and progressive our free cash flow generation has been over the past couple of years.

On the upper right hand side, we are going into this with $1 billion in cash on hand, slightly more. Also showing on the upper right hand side are term debt maturities. You'll note that our nearest term debt maturity is in 2021 and just to be clear, it is in December 2021. So we feel like we've got a balanced term debt maturity profile and nothing coming up soon, and therefore our ability to manage our debt requirements and interest obligations is quite clear. I've noted that on the bottom left hand side of page 13, meaning if you think about our solid cash position, our priorities, obviously, our immediate focus was on interest and the debt portfolio. We remain very committed to our dividend. Doug mentioned earlier that we are taking, of course, a very hard look at all CapEx, of reducing it by 50% I would say is the target; could be more. I've mentioned that we have taken steps to assure that we have ample liquidity going into the downturn. But from a liquidity perspective on the bottom right hand side, Doug mentioned, listen, we have done a lot of modeling of all kinds of scenarios and even in scenarios which I would consider to be quite catastrophic, we will continue to deliver positive free cash flow. We have a $2 billion revolver, which is supported by very strong banks. We do have $1 billion of commercial paper outstanding, meaning that there is $1 billion of revolver capacity available to us in excess of the $1 billion of cash that we have on hand. The revolver does have a, by design, very, very loose financial covenant, which is a 3.5 times EBITDA-to-interest. And as noted here, at the end of 2019 we were 16 times in excess of interest and across all of the scenarios that we modeled, we never come close to tripping this covenant. From an accounts receivable and collections perspective, our experience in prior downturns is that we see something like a 0.3% increase as a percentage of sales in bad debt experience and write-offs. The catastrophic scenarios that we have tested would involve bad debt or write-off experience which are many, many multiples of that number. And so the net of all of this is we're going in with a lot of cash. We're confident in our cash flow generation capabilities in all tested scenarios, which I think cover the gamut. And we are supported by a very strong bank group. Our debt maturity profile is out a ways and consequently causes us no concern, and we think that we are in a terrific position to weather through this in good shape. With Doug back to you please. ... Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Thank you, Dan. So in summary, we believe we're well-positioned to help financially, strategically our customers, our communities. Our team is absolutely focused on the right thing right now. How do we continue to help our customers? One, meet the needs they need to, because the vast majority are considered essential, but also help our customers that are in really difficult straits to get through, navigate through this, and be prepared to get to the other side. This will ultimately pass. A new normal will emerge. And when that new normal emerges, it's hard to imagine an environment where cleaner, safer, healthier positioning will be even more relevant and hygiene, anti-microbial, and ESG know-how will matter even more going forward. So, we know that at the end of the day, our company is positioned to weather a very deep and ugly winter, if that's what occurs. We believe it's going to be less than that. We are focused on, now that we know we can do that, making sure that we are maximizing our capabilities and our ability to hit the ground running when recovery comes.

Long term, this business is a absolutely fantastic business. We know we're going to have to get through a difficult year, but we can't lose sight of what's most critical when we manage through these events and get confused about priorities. And I think we've got our priorities quite straight here as we manage. And finally, I'll leave you with a slide that I shared with the team and that is, we are living history. It is rarely fun to live through history, but we want to make sure that as we look back on how we managed through this, that we're proud of what we did, steps we took, how we managed the company for recovery, how we helped our customers, and how we helped communities. If we do those things successfully, Ecolab's future is even brighter. And that's my comment. Thank you. ... Michael J. Monahan Senior Vice President-External Relations, Ecolab, Inc. Thanks, Doug. That concludes our formal remarks. Operator, please begin the question-and-answer period. ... QUESTION AND ANSWER SECTION Operator: Certainly. We'll now be conducting a question-and-answer session. [Operator Instructions] Our first question today is coming from Tim Mulrooney from William Blair. Your line is now live. ... Q Tim Mulrooney Analyst, William Blair & Co. LLC Hey, guys. Thanks for hosting this and taking our questions. It was very timely. I guess since I'm kicking it off, I've got to ask the question that's on everyone's mind here, the Energy spin-off. You still expect this to close before the end of the second quarter and any updated thoughts, given how much Apergy's stock price has pulled back? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. No, we still expect this deal to close in the second quarter as we move forward. I think Apergy is doing – taking a number of steps, I think, to clarify their position. They will cash flow – the upstream business is a good cash flow business. It's continuing to have positive cash flow. The expectation is it will full year. And I think as they do get out and explain the cash flow profile of these businesses, how it reference it versus debt, et cetera, I think the story becomes clearer and, I think, will be welcomed by their shareholders. ... Q Tim Mulrooney Analyst, William Blair & Co. LLC Thank you, Doug. One other thing I wanted to touch on is – staying in the energy theme, is the gross margin. Can you share some thoughts on the gross margin here, since energy prices have essentially been cut in half since you reported your fourth quarter? I mean, should we expect a pretty material expansion in margins, given, as you say, you typically don't have necessarily to give back a ton – you typically don't give back a ton of pricing? But then, again, you have the Energy business. So should the lower raw material costs more than offset any headwinds from lower margins in the Energy business? Helping us think about the puts and takes there. ...

A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. I guess for your modeling, I mean, our commitment to separate upstream from the company via the RMT that's on the table is resolute, right? That is absolutely the thing we're doing and we're going to work to do that. Therefore, long term, upstream will not be part of our equation as you go forward. If you look at then the remaining business and the impact certainly lower energy prices typically and we expect to translate into somewhat lower raw material costs. You will also, though, have other effects which offset some of that benefit, i.e., lower production numbers, which means you're going to have lower overhead coverage for a period of business. And so, this certainly helps mitigate some of the challenge that we go through. We are in a position where we're forecasting either gross profit for the year, OI for the year, or EPS for the year. What I would say is we don't see anything that's going to impair what I would call our ability to continue to grow gross profit and resulting OI leverage long term. In the short term, i.e., in 2020, right, it's very difficult to forecast, but I'm not even sure that's the most relevant piece as you go through this. ... Operator: Thank you. Our next question is coming from Manav Patnaik from Barclays. Your line is now live. ... Q Manav Patnaik Analyst, Barclays Capital, Inc. Thank you. Good morning and thanks for this color as well. Doug, just for some perspective in those demand depressed areas that you called out, I mean, maybe you shine as an example or however you want to. But if you read the headlines, I think we're all led to believe that 100% of that gets shut down or goes away. But just for some perspective, like is there base business that still goes on or how should we think about how depressed that can be? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah, it really depends by segment. I mean, I would say in QSR, fast food, the lion's share of their business even before COVID was done through drive-through and takeout. I mean, you're talking like 70-plus percent in many instances. And so, if anything, I don't know that there's going to be really any change in demand there going forward. Meaning, if you don't have dining room service, you might lose table cleaning and some other, but that's a very small percentage of that sale. So, enhanced hygiene standards as a consequence more than offset any demand destruction you might see from dining rooms closing in that sector. And in most of the states, what you've seen is the dining rooms closing, but the ability to continue carry-out, right, and/or delivery remains. Still, some restaurants view this as a situation whether it's to close than remain open. But where they remain open, you turn the kitchen on, you're going to have to do a certain amount of cleaning and everything else. So, I can't really imagine a scenario where you get down to zero restaurant sales. I just don't think that's a realistic view. We didn't see that in China and we don't expect to see it anywhere else. I think if anything, this is more a roving blackout. In the US, you're seeing it hit more severely in certain markets at different times, right, first Seattle, currently New York. We'll probably see other cities impacted as we go through this. But it's not simultaneous, if you will, in our largest market. So my expectation is it's probably a less severe decline at any single point, but it may be more of U-type decline as we go forward. That's what I think. But, obviously, I don't know.

Manav Patnaik
Analyst, Barclays Capital, Inc.

Q

Got it. And then just a follow-up on the refining business or the piece of Energy that you're keeping. It seems like the dynamics in the oil markets are different than 2015/2016, but maybe, maybe not. If you could just help us appreciate how resilient maybe that could stay.

Douglas M. Baker, Jr.
Chairman & Chief Executive Officer, Ecolab, Inc.

A

Well, I think the difference between 2015 and 2016 is, one, you've got OPEC or Saudi and Russia trying to put a big squeeze through enhanced production, and you simultaneously have demand destruction as a consequence to COVID. Now, COVID demand destruction is likely temporary. But none of us know what temporary means, is that one quarter, two quarter. We certainly don't believe it's four quarters. And so, it's a different environment for the oil business, and these are two, what I would call, temporary stresses in the oil market and how they manifest themselves and play out could be harder to see. So, I don't know how to answer that any way else.

Manav Patnaik
Analyst, Barclays Capital, Inc.

Q

Got it. Thanks, guys.

Operator: Thank you. Our next question is coming from David Begleiter from Deutsche Bank. Your line is now live.

David I. Begleiter
Analyst, Deutsche Bank Securities, Inc.

Q

Thank you. Doug, are you guys wrapping up share buybacks at this depressed price level?

Douglas M. Baker, Jr.
Chairman & Chief Executive Officer, Ecolab, Inc.

A

Well, one, we're precluded from buying any shares at this point in time; two, I would say that would not be the move we would be taking right now, simply because we want to make sure we have cash to weather a ridiculous winter.

David I. Begleiter
Analyst, Deutsche Bank Securities, Inc.

Q

And on working capital, I presume you should see a nice source of cash this year from low raws. Any sense how big that could be at current commodity price levels?

Douglas M. Baker, Jr.
Chairman & Chief Executive Officer, Ecolab, Inc.

A

Yeah, I would say this. I think we have gone through and done more cash modeling than we ever have before. We proved ourselves what we proved ourselves in 2009 even though we're a different company since the Nalco acquisition, and that is we're a very cash resilient company in very stressed scenarios. With that said, we've got all kinds of scenarios on working capital, and I can give you pluses and minuses as we go through this. I think the heart of this is cash isn't going to be our challenge. I think what we're focused on now and we know that we're in a position to weather virtually anything is how do we best position ourselves for the recovery, which we know is coming; we just don't know exactly what day.

David I. Begleiter
Analyst, Deutsche Bank Securities, Inc.

Q

Thank you.

Operator: Thank you. Our next question is coming from Gary Bisbee from Bank of America. Your line is now live.

Gary E. Bisbee
Analyst, Bank of America

Q

Hey, guys. Good morning. I guess the first question, can you just help us understand how the mix of your business in China compares to the mix globally or in the rest of the world ex-China? And are there any key differences that would make the overall results differ meaningfully from what you show in that China chart in terms of the revenue progression, yeah, anything you call out? Thanks.

Douglas M. Baker, Jr.
Chairman & Chief Executive Officer, Ecolab, Inc.

A

Yeah. In China, our institutional mix is lower than corporate average. If you added it, you would see very similar pattern, but you would see a deeper fall, and then a similar recovery.

Gary E. Bisbee
Analyst, Bank of America

Q

If we looked at it globally, you'd see a deeper fall?

Douglas M. Baker, Jr.
Chairman & Chief Executive Officer, Ecolab, Inc.

A

Well, yeah, but then you're assuming – yes, if globally...

Gary E. Bisbee
Analyst, Bank of America

Q

And you're right, assuming that the...

Douglas M. Baker, Jr.
Chairman & Chief Executive Officer, Ecolab, Inc.

A

The big difference is, obviously, I think what's going to happen I mentioned earlier is China took – they have the ability to take – aggressive steps that, obviously, US hasn't or can't take and Western Europe hasn't taken either, i.e., a virtual blackout shutdown across a vast majority of their country over a very short period of time. And so, as a consequence, you saw a very distinct falloff in sales.

I think what you're going to see in other markets is a less dramatic falloff, a more prolonged decline and a more prolonged recovery, simply because what we're seeing in these other markets is countries in Europe are taking different actions at different periods of time, so are states in the US. So it's not going to be a single shock. It's going to be a series of shocks as we go through this.

Q Gary E. Bisbee Analyst, Bank of America And then the follow-up, I guess, is there any way at this point to help us think through incremental margins on lost sales? It sounds like, obviously, you have a raws benefit. It sounds like you're taking some cost actions, but also there's clearly de-levering as sales fall on fixed costs and the cost to ramp production on the stuff that's in demand. Is there any commentary to help us think about all those moving parts and how that impact margins? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. Look, I think there is a couple ways to think about it. I mean, ultimately if we wanted to pare down to bare bones, we probably have two-thirds variable costs, one-third fixed costs in our Industrial and Institutional platforms. But that's like an incredibly draconian viewpoint of looking at this, and this means steps you can go take to mitigate. What we are going to do is we believe firmly that smart play really in the medium term and long term is we're going to keep our team in place. We're, obviously, not going to add to it. We're not going to replace people who retire or leave the company. We're going to manage head count, but we are not going to take draconian head count actions, because this is going to be a shock, and then a recovery. And it takes a lot of energy, money, time. We have a lot invested in this field team. And so, near term, you're going to see some gross profit, meaning gross profit loss is what you're going to see in some of the shares. We are not managing this to maximize second quarter EPS. We think that would be foolhardy. What we are doing is managing this for long-term earnings potential. And I would tell you the long term here isn't very long term. I think the way we're managing this will mean we have a better fourth quarter managing this way than we would if we took draconian action, because you wouldn't be ready for the recovery. You would impair yourself. And recovery from that mistake would be really huge work and a huge distraction. And frankly, the cultural damage and all the rest would be foolhardy in our minds. Now, obviously, if craziness played out in something none of us can imagine, we can obviously make new decisions in the fall, if that was required. I don't think anybody really believes that's how this plays out. That's not our plan. Our plan is to keep this team intact and move through and plan for maximizing our capabilities, call it, Q4 on versus trying to maximize for Q2 or even Q3. ... Q Gary E. Bisbee Analyst, Bank of America Thank you. That sounds like the right approach. ... Operator: Thank you. Our next question is coming from Chris Parkinson from Credit Suisse. Your line is now live. ... Q Christopher Parkinson Analyst, Credit Suisse Securities (USA) LLC Thank you. So just actually a corollary to that, just dialogue, could you just add a little bit more detail on your thought process? I guess the right word would be calibrating some of that longer term [ph] remaining gross (00:36:19) spends to come out stronger in the other end of this versus what you are explicitly. You've mentioned there are some areas you're pulling back on that spend. Could you just help us to think about how you're thinking about that? Thank you. ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. I mean, look, the digital spend isn't going completely untouched, but we are working very hard to protect what we feel the core areas of that spend are in terms of its capabilities to enable us to do even more for customers and simultaneously become even more efficient. And so, that's been – we think is very smart, it's smart to protect. Obviously, it's not sacrosanct in every scenario imaginable. But given what we believe is going to happen and what we're prepared for, we believe we can do this quite safely. ... Q Christopher Parkinson Analyst, Credit Suisse Securities (USA) LLC Got it. And the second question is just, obviously, none of us have a crystal ball. But can you talk about how you're thinking about the rebounds eventually off the bottom in areas in the Institutional, such as Lodging versus Restaurants? And on the latter, is it safe to say that your focus on restaurant chains on the full service front will relatively insulate you from – little bit more from the potential for, let's say, restaurant bankruptcies [ph] if it actually (00:37:36) does get that bad? Just how should we think about the recovery in these different areas? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Well, you're right about none of us have a crystal ball. I guess what I've referred to earlier, and it's really the Institutional Lodging are going to be the most significantly impacted segments of our business. And as we look for that, I think it's more U-shape than a V-shape. I think the federal government plan is targeted the right way, which is to enable small businesses which would include many of the restaurants, because even if it's a chain, frequently they're franchise groups, so they end up to be small businesses. They're going to emerge from this. People are going to still eat out. We've been doing it for thousands of years. And I would say, all the trends over the last 30 years have been up, up, up on away from home food consumption. That's going to get temporarily interrupted. I don't believe it's going to be permanently interrupted. I have kids in their 20s and they're terrifically capable, except they don't know how to cook and I don't think they're magically going to learn as they go through this. And so this is going to be a trend. So, what's on the other side? Yeah, certainly I imagine people are going to go through Chapter 11. We've managed through this before and how we always view this is we view this on a more medium-term basis. We want to continue to do business with these people, because you'll continue to have consumption. You're going to always have some receivables risk as you go through this. But, again, this is going to be like some temporary pain, some temporary shock that we're all going through. And the way we are viewing this is understanding the difference between how do we mitigate the temporary pain, make sure that we manage intelligently to get through, but we know that ultimately this will be history and we will talk about how we all managed through the pandemic and we will manage this intelligently. As I mentioned before, it is not second quarter/third quarter. It is being ready for the recovery, which we do believe will be in full force by Q4 at this point in time, and who knows if we're wrong and it's Q1 instead. I don't know, on the long view of how we need to invest and the steps we need to take, that that make a hill of beans of difference either when you're sitting in 2023. ...

Q Christopher Parkinson Analyst, Credit Suisse Securities (USA) LLC Thank you. ... Operator: Thank you. Our next question is coming from Vincent Andrews from Morgan Stanley. Your line is now live. ... Q Vincent Stephen Andrews Analyst, Morgan Stanley & Co. LLC Thank you. Thank you again for doing this call. Can you just talk a little bit from a manufacturing perspective as we think about the areas of demand plus versus the areas of demand depressed and presumably the volume is going to be net negative? I'm just thinking about what opportunities you have to optimize manufacturing during this period in order to maybe shore up some of the otherwise lost gross margins? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. I think, look, you end up with distinct filling lines that are dedicated more or less for specific business categories. Obviously, solids are principally for our Institutional customers; not exclusively, but principally. So you have the ability, if you will, if that volume ramps down, to ramp down variable spend in your plants as that goes. Most of our plants do both. The Institutional plants also do Food & Beverage, et cetera. And so, we will be able to shift resources also to meet heightened demand in some of those categories. They also produce products for Healthcare, general hygiene purposes, et cetera. So, we don't believe this is going to create massive dislocations in our manufacturing operation. But we certainly already have shifted resources to the huge demand spikes that we're seeing in sanitizers, shifted production lines to meet those needs and offset some of the shortfall that we would have and expect to see in other parts of our business demand profile. So those steps have been taken, they'll continue to be taken. We have, what I would call, a very strong manufacturing team and the capabilities by design to enable us to up some production while we are offsetting some demand destruction in others. ... Q Vincent Stephen Andrews Analyst, Morgan Stanley & Co. LLC And just as a follow-up on the demand plus in Food & Beverage. Do you have a sense of how much of that is that these customers that are just stepping up their hygiene game and their food safety game across the board versus where they were before? And how much of it is that they're increasing their own production runs to meet all the pantry loading that we're seeing going on by the consumer at food retail? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. I think that's different by segment. In Food & Beverage, I mean, certainly there's this up in pantry loading and some of that, and also just this shift of share, if you will, into retail and others and so that's occurring. Hygiene standards everywhere are being significantly increased, certainly in Food & Beverage, for worker protection and others, but across every segment that we deal with. We've had sanitizer demand in, I would say, virtually every segment that we compete. As you saw in the previous slide, that would move all the way from mining to automotive manufacturing to virtually everything that happens and occurs. And we saw this in H1N1, if you remember back, office buildings in, what I would call, the 2000s often didn't have – or 1990s did not have sanitizer stands. Virtually every office after those events started having sanitizer stations. I think you're going to see a big change in just hygiene generally is what we imagine. It would be hard to imagine a bear case for hygiene standards post this event. ... Q Vincent Stephen Andrews Analyst, Morgan Stanley & Co. LLC Thanks very much. ... Operator: Thank you. Our next question is coming from John McNulty from BMO Capital Markets. Your line is now live. ... Q John P. McNulty Analyst, BMO Capital Markets (United States) Yeah, thanks for taking my question. So I guess two questions. One on the Industrial front, when you think about the potential for volatility in that business, should we be thinking about it as kind of an industrial production type mover or is it going to be cushioned a little bit just because boilers still have to be filled, whether they have plants running at 20% utilization rates or 80%? So, I guess, how should we be thinking about the volatility in that particular large segment? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. Well, I would say, look, we do own number of utilities and as you pointed out, if you fire it up, you're going to be using water. But we also have process technologies that are variable based on output. But the real demand destruction historically in that sector is when things are completely shuttered. So, when a steel mill shuts down, that when we see the great impact. If a steel mill's output is down 10% or 20%, we have some impact, but it's muted. ... Q John P. McNulty Analyst, BMO Capital Markets (United States) Got it, okay. And then when you think about – I guess what we've seen in some cases is the strongest companies going through a difficult period like this, they tend to be the bigger winners on the outside. I guess, with that kind of as the backdrop when you think back to either the Great Recession or even back to after September 11 when everything shut down in the leisure industries, I guess, is there any anecdotes that you can give us in terms of share gain that you guys saw as you came out of those periods, just given kind of the way you stood up during those periods? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah, I would say this, I don't have great factors. I think if you went back and looked at our performance versus competition following those events, we greatly outpaced, we were a lot bigger, and our sales percentage ended up to be a lot bigger. So our share gain was considerable after those events. And I think it was because of how we managed then. I was managing Institutional when we went through 09/2011, and obviously I was CEO and we went through 2009. Our philosophical approach isn't different. We protected our workers and our team during 09/2011. We protected their pay. There was a recovery. We ended up in a very different position than everybody else, and we were able to capitalize. I would say the same thing happened during the 2009 period as well.

And I would say, what you're asking is exactly what we're focused on, and that's making sure that we are prepared to meet our customer needs when they come out of this and start reopening restaurants or start upsizing hotel staffs in all the rest of this. They have huge training needs. They've got get-the-facility-back-in-order needs. They've got unusual demands. And the companies that can help them meet these demands are the companies that they're going to seek. So making sure that you've got the resources capability and you're prepared for this, positions you in a very favorable place, and that's how we're focusing.

John P. McNulty
Analyst, BMO Capital Markets (United States)

Q

Thanks a lot.

Operator: Thank you. Our next question is coming from John Roberts from UBS. Your line is now live.

John Roberts
Analyst, UBS Securities LLC

Q

Thank you very much. For MRSA and other hospital acquired infection pathogens, you have this DAZO Fluorescent Marking Gel product. Can you take the antibody tag for COVID-19 and make an affordable DAZO product for restaurants and hotels?

Douglas M. Baker, Jr.
Chairman & Chief Executive Officer, Ecolab, Inc.

A

A DAZO? Yes, you could do DAZO there. I mean, fundamentally what it's measuring is the presence of soil and a contamination. It can't determine what the contamination is, but it can determine whether it's absolutely clean or not. And we've used some of that technology before, but absolutely, that technology would be usable in other settings.

John Roberts
Analyst, UBS Securities LLC

Q

And second, do you think you'll have guidance for the June quarter when you report, even if it's a wide guidance range, or can you only see week-to-week at this point?

Douglas M. Baker, Jr.
Chairman & Chief Executive Officer, Ecolab, Inc.

A

Yeah. We're certainly not giving any guidance at this point in time. I don't want to speculate on where we are. I would say that's not that far away, to be quite honest. And what people count on us is straight talk and we want to make sure that we are communicating what we actually know and not falsely communicating that we've got some crystal ball nobody else has. So, we'll be very forthright in the quarter in what we're actually seeing and making sure that people have information to glean for themselves what's going on.

With that said, I will say, we're quite comfortable that what we're going to manage through is going to be, one, difficult, but we're equipped to go deal with it. And two, I think our sites are the right sites, which is preparing for the ultimate change for the better.

John Roberts
Analyst, UBS Securities LLC

Q

Okay. Thank you.

Operator: Thank you. Our next question is coming from Laurence Alexander from Jefferies. Your line is now live. ... Q Adam Bubes Analyst, Jefferies LLC Hi. This is Adam Bubes on for Laurence today. I was wondering, can you help us think about current conditions in context of the 2008 crisis? Are conditions similar or are they worse? And how would you compare visibility? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Well, I think from a visibility standpoint, they're similar. I mean, I think these are – okay, if you used the fog of war metaphor, we certainly have fog now and we had fog then; they're just created by different events. I don't think these are fair comparisons on many fronts. I mean, that was a banking crisis that affected the business community. This is more a virus/human action, much of it voluntary and it's smart stuff that we're doing. And this virus will pass. The question is nobody knows exactly when. But I think if we get too focused on duration and not what we do know, which is this virus we will ultimately figure out and focusing on what do we want to invest in and how do we want to operate and understand the business. The difference in 2008/2009 was, I mean, there were periods where you really didn't know that you're going to come through this. I don't know that that's – if I've ever had one of those days. I was on a bank board at the time. So, I think I understood full well the depth of that crisis. But either way, it's unclear and there's uncertainty, and what we focus on is what's knowable. And I think we're doing a good job doing that. I think what we've tried to do here is reduce some of the fears that people are going to have if they don't have clarity around. We have the liquidity, solvency to get through this. It's a firm answer of absolutely yes. Are we going to come out of this on the other side stronger? It's an absolute yes. And will this ultimately go away? Absolute yes. ... Q Adam Bubes Analyst, Jefferies LLC Okay, thanks. That's helpful. And then my last question, I mean, you may have touched on it a little bit earlier, but how can we think about the offsets to demand destruction? What are some of the areas you're planning to dial down costs and the extent of these savings? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. As I mentioned before, we're not making – I mean, we're dialing down expected spend in our people cost, obviously, and we will be well-below budget. And I would expect probably for the year well below – even below last year, just through normal attrition, and that we're not going to replace. But with that said, that's not where we're taking big actions by any stretch, because we want to protect the part of the team that's going to be most hit by this from a financial standpoint, so that they can stay with us and weather through the storm. Where we're taking these actions is what we call all discretionary spend. I mean, we're certainly postponing all training except if we bring somebody on for some emergency reason, we'll obviously do safety training and the other thing to make sure that they don't create any risk for themselves or for customer. You might imagine our T&E spending is going to be slashed and burned. So there is all these discretionary buckets, which zero is the right answer, even though it's the impossible answer.

And from capital, as Dan's chart alluded to, we're targeting a 50% reduction. And so they're still going to be spending in that area. We are going to target the stuff that we think matters absolutely the most in the midterm and long term, but everything else, nothing is sacred. And so I think we're going to manage through this very intelligently. It's not like we don't care about second and third quarter. It's just the priority is got to be on where we stand, are we in a position to help our customers once we are all on recovery mode. ... Q Adam Bubes Analyst, Jefferies LLC Got it. Thank you very much. ... Operator: Thank you. Our next question today is coming from Shlomo Rosenbaum from Stifel. Your line is now live. ... Q Shlomo H. Rosenbaum Analyst, Stifel, Nicolaus & Co., Inc. Hi, again. Thank you for taking my question. Hey, Doug, Ecolab is in a unique position given its scale and its balance sheet. Can you talk a little bit more about the targeting of strategic accounts? And you are running the business for the long term, which is the right way to do it, and this seems to me to be like a real differentiator. Can you talk about how many accounts are there? What potential do you have? Just give us a little bit more detail in how you are thinking about this and how this could play out over the next year or two. ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. A strategic account would be an account in the markets we serve that we don't sell and we believe has long-term viability and advantage. And, unfortunately, there is a longer list than we would like, because, of course, the share we would like is 100%, although it's impossible. And so what we're doing is targeting the ones that we really have always thought for a long period of time we think we can make a – if we can make a material difference. And we're going to go and make sure that we are in offence in talking to those accounts during this period of time. I would say we know over the past, even if you're not successful in the immediate term, that having this conversations, merchandizing your capability, talking to them prospectively and about the difference that we can make makes a difference, even if they can't say yes in the next quarter. And so, our team loves to be on the hunt and we want to make sure the hunt isn't canceled. ... Q Shlomo H. Rosenbaum Analyst, Stifel, Nicolaus & Co., Inc. Okay. Thank you. And just a follow-up on a question that was asked before. How hard is it to increase the production of the items on demand? How fast can you do it? And then kind of scale it back when things get back to normal, is that something that can be done fairly quickly or is it really, not really? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc.

Well, it all depends the position herein going in, meaning if you're running two shifts, adding a third shift is fairly straightforward, because you've already got all the raw materials, you know how to make the stuff, and all you're doing is utilizing the equipment for a longer period of time. So, you enhance production pretty quickly. After you take those steps, you can repurpose some lines. You can do some other things. But once you get to maximum production on a given technology, then you're looking for copackers. And, obviously, in a market like this, you're not alone. They will, obviously, cherry pick who they choose to work with based on their belief in long-term viability of that company as a customer. Certainly, we get stars on that front, but it really depends. Some things are easier to do than others. If all I got to do is fill gallon bottles, I can do some of that even manually. If I'm trying to run solids, if I'm trying to do EPA or FDA registered products, I've got some other requirements that I need to be and it's not as easily ramped up. ... Q Shlomo H. Rosenbaum Analyst, Stifel, Nicolaus & Co., Inc. Okay. Thank you. ... Operator: Thank you. Our next question is coming from Rosemarie Morbelli from Gabelli & Company. Your line is now live. ... Q Rosemarie J. Morbelli Analyst, G.research, LLC Thank you. Good morning and thank you, everyone. With 128 plants operating versus a total of 130, what do you think is actually – is production in-line with the demand or do you think there is building inventory in the system? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Rosemarie, I'm sorry, were you talking about the is production in-line with the sanitizer demand or overall demand? ... Q Rosemarie J. Morbelli Analyst, G.research, LLC In-line with the overall demand. Or do you think there is some inventory buildup, which obviously is going to be used up when the recovery comes around? ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Yeah. Look, overall, with the exception of the callouts that I made earlier on some specific – and it's really hand sanitizer in particular, which is the hardest thing for us to ramp-up and meet. I mean, there's not many people who can ramp up 15x in anything anywhere. And so, we would be in that crowd, but it'd be a filled room if you put all the people in there. In terms of generally, we aren't sitting here worried could we meet the increased demand broadly in the segments that are going to have increased demand. In terms of where you have demand destruction, look, we're trying to take that into account, getting this inventory exactly right isn't perfect, but the truth is, very few items that we have are going to have any shelf life issue. So, we don't see this translating into huge write-offs ultimately. 1

There are certain segments, but the segments where typically have shelf life are sanitizers. And they have the highest demand and we can't even meet that demand. So, I don't think this is going to be a story we're talking about in 18 months. ... Q Rosemarie J. Morbelli Analyst, G.research, LLC Okay, thanks. And I was wondering if you could give us your definition of a ridiculously severe scenario. ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Well, look, I'm not going to go outline this, but I would be comfortable saying, I think if we had all these parameters – let's say, first we had what we called catastrophic, it was almost unimaginable. And then I asked for a times two once Dan and I were conferring on some stuff. And so our catastrophic turned to severe and we created a new catastrophic, which really starts imagining the world shuts down for a long period of time and all at once. So that's not going to happen. And even in that case, we knew how to navigate and have positive cash flow for the year. What we really wanted to understand is what was our worst day. Do we have enough cash to sell through even the stupidest forecasts we could imagine? And once we were comfortable there, then it's on to business. This is very much the approach we took in 2009. And as I used to tell people, all of a sudden I found myself in 2009 presenting the board cash flow projections which we couldn't even imagine two months earlier, and I would say we dusted those off. These are even much more severe than anything we imagined then and we're still cash flow. And we then even in this model haven't pulled all the levers. So, the point is the company is resilient from a cash standpoint. Dan and team have done very smart things to put us in a position of sailing through even the worst scenario and really what I think investors should take away, it's what the board's taken away is that's not our problem. So now it really is how do we smartly navigate through this, position ourselves intelligently, do the right things to take your customers who have been partners for us for decades, and they will be here decades from now, and do smart moves in those ways. That's what we're focused on. ... Q Rosemarie J. Morbelli Analyst, G.research, LLC Thank you. Appreciate it. Good luck. ... A Douglas M. Baker, Jr. Chairman & Chief Executive Officer, Ecolab, Inc. Thank you. ... Operator: Thank you. We reach end of our question-and-answer session. I'd like to turn the floor back over to management for any further or closing comments. ... Michael J. Monahan Senior Vice President-External Relations, Ecolab, Inc. Thank you. That wraps up our call, this conference call, and the slides will be available for replay on our website. Thanks for your time and participation and our best wishes for the rest of the day. ...

Operator: Thank you. That does conclude today's teleconference. You may disconnect your lines at this time and have a wonderful day. We thank you for your participation today.

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies;

and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy expect to file amendments to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on February 12, 2020.

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No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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